August 17, 2018

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc. (File No. 001-36364)

Preliminary Proxy Statement on Schedule 14A filed on August 7, 2018

SEC File No. 001-36364

Dear Mr. Williamson:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission that we received in a telephone conversation with the Staff on August 14, 2018 with respect to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by the Company on August 7, 2018.

For your convenience, the Staff’s comments are reproduced in italics below, followed in each case by the Company’s response. Capitalized terms used herein and otherwise not defined shall have the meanings assigned to such terms in the Preliminary Proxy Statement. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the Preliminary Proxy Statement.

1.

Please respond to our comments in writing filed as correspondence on EDGAR. Where a comment asks for revised disclosure, or revisions are contemplated by your response, please provide draft disclosure with your letter. Please allow us sufficient time to review your response prior to filing your definitive proxy statement.

Jay Williamson

Securities and Exchange Commission

Response:

The Company respectfully acknowledges the Staff’s comment.

2.

The description of the new fee waiver is difficult for retail investors to understand. In order to assist them, please add context by first disclosing the existing management fee and then describing in plain English the portion of the fee that is being waived. In addition, please clarify whether this is a fee waiver or a fee reduction (i.e., is this permanent or temporary).

Response:

In response to the Staff’s comment, the Company will revise the description of the new fee waiver in the Notice (and throughout the proxy statement, as applicable) by adding the language marked in bold below, such that the revised disclosure will read as follows:

In addition, the Adviser intends to waive a portion of the Management Fee payable under the Company’s Investment Advisory Agreement by reducing the Management Fee on assets financed using leverage over 200% asset coverage (in other words, over 1.0x debt-to-equity). Currently, the Management Fee payable to the Adviser is an annual rate of 1.5%, based on the average value of the Company’s gross assets calculated using the values at the end of the two most recently completed calendar quarters, adjusted for any share issuances or repurchases during the period. Pursuant to the waiver, the Adviser intends to waive the portion of the Management Fee in excess of an annual rate of 1.0% (0.250% per quarter) on the average value of the Company’s gross assets as of the end of the two most recently completed calendar quarters that exceeds the product of (i) 200% and (ii) the average value of the Company’s net asset value at the end of the two most recently completed calendar quarters. The fee waiver will be permanent and will have the effect of reducing the Management Fee payable to the Adviser from 1.5% to 1.0% on assets financed using greater leverage than the Company currently is permitted to incur under the existing 200% asset coverage ratio.

3.

On August 3, 2018, you filed excerpts from an analyst call as additional soliciting materials. During the call, management made statements regarding its investment strategy, how you will use incremental capacity and funding mix. We also note existing disclosure states your intention to increase the targeted debt-to-equity range. In an appropriate location, please consider adding disclosure addressing how the additional capacity will be used, including any changes in investment strategies, investment types, hold sizes and other deal terms. In addition, given the risks presented by increased leverage, please also address any proposed changes to your risk management process. Please advise or revise as appropriate.

Jay Williamson

Securities and Exchange Commission

Response:

In response to the Staff’s comment, the Company will revise the disclosure in the first paragraph on page 15 to add the language marked in bold, such that the revised paragraph will read as follows:

Since the Company already uses leverage in optimizing its investment portfolio, there are no material new risks associated with the moderate change in financial policy through the increase and expansion of the target leverage range. As a result, the Board concluded that the potential benefits of increased leverage outweigh these risks. Management also discussed with the Board its plan to continue the Company’s current investment strategy and framework and ensure that the Company maintains sound risk management processes to navigate the risks associated with expanded leverage. To that end, the Board established a formal risk management committee, whose purpose is to assist the Board in its oversight of the Company’s overall risk tolerance and management of capital, liquidity, and funding planning and strategy. The charter of this newly established committee has also been published and is available on the Company’s website.

The Company will also add the language below to the top of page 16 as a separate paragraph:

The Company plans to raise its incremental leverage gradually and grow assets over time by entering into investments that enhance the diversification profile of its portfolio when the Company believes there are attractive market opportunities. At this new target leverage range, the Company believes it will be able to maintain its investment grade ratings. Outside of this change to the Company’s target debt-to-equity range, the Company does not plan to make any changes to its investment strategy, dividend framework or funding approach. The Company will continue to focus on directly originated, first lien senior secured investments with attractive risk-adjusted returns.

4.

On page 7, we note your statement that you will need to amend your revolving credit facility to increase your leverage following shareholder approval of the 150% asset coverage ratio. Depending on the terms of your revised agreement, we remind you that Item 303(a)(2) of Regulation S-K generally requires you to address changes in the mix and relative costs of capital resources, while Item 303(a)(3)(ii) requires disclosure of known events that will cause a material change in the relationship between costs and revenues. If the spread at which you will be able to borrow increases, or other investment conditions or restrictions are imposed, please confirm that you will consider these items when drafting future MD&A disclosures.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it will consider the Regulation S-K items that the Staff noted when drafting future MD&A disclosures.

Jay Williamson

Securities and Exchange Commission

5.

On page 10 in footnotes 4 and 5, you indicate that your expense presentation reflects the waiver of a portion of the Adviser’s base management fee. Briefly explain to us why your presentation is appropriate and consistent with Form N-2.

Response:

The Company advises the Staff that the Adviser’s waiver of a portion of the base management fee will be permanent once effective, which will be on the date that the lower minimum asset coverage ratio of 150% applies to the Company. As a result, the Company believes that calculating the annualized expenses to reflect the fee waiver in the pro forma “Under a 150% minimum asset coverage ratio” column in the fees and expenses table in the proxy statement is appropriate and consistent with Form N-2 and the guidelines thereunder.

In response to the Staff’s comment, the Company will revise the presentation of the fees and expenses table on pages 9 and 10 so that the waiver is presented separately from the management fee. The table will show total gross annual expenses (which does not show the impact of the waiver), a separate line for the fee waiver, and total net annual expenses (which includes the impact of the waiver). As a result, in the “Under a 150% minimum asset coverage ratio” column in the table, “management fee payable under the investment advisory agreement” will be 4.5%, “total annual expenses” will be 18.95% and the new “fee waiver” line item will be (0.50)%, in each case as a percentage of net assets. The “total annual expenses (net of fee waivers)” will be 18.45%. The Company will revise the footnotes to the table accordingly.

6.

Please revise the page 12 disclosure under “Ability to Increase the Regulatory Cushion Through a Lower Minimum Asset Coverage Requirement Reduces Risks from Adverse Market Movements” to explain the concepts in plain English. In this respect, it is unclear whether investors will understand the reference to “regulatory cushion” or why maintaining the cushion is important.

Response:

In response to the Staff’s comment, the Company will add the language below to the top of page 13 as a separate paragraph:

The Company believes lowering the minimum asset coverage requirement provides meaningful regulatory relief to the Company as it removes the most significant existential or outside risk that a BDC structure faces—the risk that broader market events and individual portfolio company specific credit issues puts downward pressure on the fair value of investments that could, at worst, result in a breach of statutory asset coverage requirements. Such a breach could severely limit the ability of a BDC to operate, constraining further borrowings and, as a result, the ability to pay distributions to stockholders and interest to lenders. The relief provided through the lower asset coverage requirement increases the regulatory cushion, or room above the minimum asset coverage requirement, available to the Company, meaning that the amount of decline in the fair value of assets that can be absorbed before the asset coverage requirement is breached is significantly expanded. As a result, the Company believes the relief represents a positive development for stockholders.

Jay Williamson

Securities and Exchange Commission

7.

We did not understand your page 13 and 14 disclosures based on your table. Please revise to explain how the analysis shows that additional leverage will be accretive to ROEs up to approximately 4% annual credit losses in any given year. In this regard, based on your table, and assuming a 1.25x debt-to-equity ratio, it appears that 2% credit losses would require a cut in the base dividend. Similarly, it is unclear what “additional measures required” means. We believe the table is useful to investors and request you provide further narrative disclosure explaining it.

Response:

In response to the Staff’s comment, the Company will replace the last paragraph on page 13 and the first paragraph and table on page 14 with the disclosure below:

The table illustrates the Company’s ability to continue its current dividend policy at differing levels of leverage (debt-to-equity) and credit losses by comparing the Company’s dividend yields for the twelve months ended June 30, 2018 to illustrative annual returns on equity (“ROEs”) under various scenarios, which are based on the assumptions set forth in the notes to the table:

•	Cells in green show scenarios where ROEs would exceed the total dividend yield (including base and supplemental dividends) of 10.0%.

•

Cells in orange show scenarios where ROEs would exceed the base dividend yield of 8.7%. Because the Company’s supplemental dividend rate varies based on portfolio return each quarter, no change to the Company’s current dividend framework would be required.

•	Cells in yellow show scenarios where ROEs would be less than the base dividend yield. These scenarios would require a reduction in the Company’s current base dividend.

•	Cells in red show scenarios where ROEs would be less than zero. In these scenarios, the Company would consider taking additional measures to preserve the value of the portfolio.

Jay Williamson

Securities and Exchange Commission

Notes:

Illustrative ROE based on all-in yield on assets of 11.9%, operating expenses 0.60% on assets, cost of debt: 5.05% and the Company’s existing fee structure (1.5% management fee and 17.5% incentive fee), without the impact of any fee waivers, in each case based on the debt-to-equity ratio shown in the table above.

The ROE impact of credit losses on portfolio is based on the debt-to-equity ratio shown in the table above.

Dividend Yield calculated based on base dividends paid of $1.56 per share for the twelve month period ended June 30, 2018 and supplemental dividends of $0.24 per share paid during the twelve month period ended June 30, 2018, divided by 6/29/2018 closing stock price of $17.94.

As shown in the table above, the Company believes that operating at the top end of its target leverage range (1.25x debt-to-equity) under its revised financial policy would add approximately 150-250 basis points of additional ROE over time, compared to 0.75x debt-to-equity, assuming a limited level of credit losses.

In addition, as marked in the table, the Company’s analysis shows that, all else being equal, additional leverage would be accretive to ROEs at levels of annual credit losses up to approximately 4.00% in any given year (in other words, ROE is higher at higher levels of leverage at all levels of annual credit losses up to approximately 4.00%). Since the Company began investing activities in 2011, it has experienced average annualized net realized gains of approximately 48 basis points.

Jay Williamson

Securities and Exchange Commission

Finally, operating at the top end of the Company’s target leverage range under its revised financial policy would provide incremental cushion to the Company’s current base dividend level, as annual credit losses could increase by approximately 50% (as compared to operating at 0.75x leverage) and the Company would still be able to maintain its current base dividend level of $0.39 per share per quarter. In other words, as shown in the table, when operating at 0.75x leverage, the Company could experience credit losses of up to approximately 1.50% before requiring a reduction in the existing base dividend, as compared to credit losses of up to approximately 2.00% when operating at 1.25x leverage.

8.

On page 15, briefly explain how the increase in borrowings makes the incentive fee easier to meet. In this respect, we note the portfolio earns interest on gross assets, while its hurdle is based on net assets. Please revise as appropriate.

Response:

In response to the Staff’s comment, the Company will revise the disclosure on page 15 by adding the language marked in bold below to read as follows:

Accordingly, because an increase in leverage would increase gross assets and may increase net investment income without increasing net assets, an increase in leverage would magnify positive returns, increasing the likelihood that ~~making it easier for~~ the Company ~~to~~ would meet or exceed the hurdle rate applicable to the incentive fee based on interest income, which may result in an increase in the amount of incentive fee payable to the Adviser.

*        *        *         *        *

We hope that these responses adequately address the Staff’s comments. If you have any questions concerning this letter or requires further information, please do not hesitate to contact Adam E. Fleisher at (212) 225-2283 or Helena Grannis at (212) 225-2376.

Sincerely,

/s/ Adam E. Fleisher
Adam E. Fleisher

cc: Ken Burke

Jennifer Gordon

TPG Specialty Lending, Inc.

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP